

March 15, 2021

James Doris
Chief Executive Officer
Camber Energy, Inc.
15915 Katy Freeway, Suite 450
Houston, Texas, 77094

> **Re: Camber Energy, Inc**
> **Form 10-K for the Fiscal Year ended March 31, 2020**
> **Filed June 29, 2020**
> **File No. 001-32508**

Dear Mr. Doris:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended March 31, 2020

Financial Statements
Note 1 - Organizations and Operations of the Company, page F-7

1. We note the adjustments to your capital structure including reverse stock splits. We also note that certain figures in the amended Certificate of Designation filed as Exhibit 3.25 to the Form 10-Q/A on December 21, 2020, appear to be the same as the corresponding amounts in the original Certificate of Designation filed as Exhibit 3.2 to the Form 8-K on August 31, 2016, with the exception of the conversion price.

   Given the provision in Section I.G.4 pertaining to stock splits, it is unclear why some though not all of the figures would have been updated. Please submit a reconciliation of all key figures utilized from the original Certificates of Designation to those that are currently applicable, showing how each amount has been adjusted for each stock split that you have undertaken during this time; and to the extent that any amounts have not been adjusted, tell us the reasons and how you formally established the change to these contractual provisions; identify the dates and terms of any such arrangements.

Submit a list of all changes that would be necessary to fully update the Certificate of Designation to reflect all terms and figures that would be utilized in the computation of amounts that will be due either in shares or cash during the seven year term.

Note 14 - Stockholders' Equity, page F-29

2. We note disclosure on page F-31 regarding the stock dividends accrued on the Series C Preferred Stock, amounting to $7,737,086 and $5,676,715 for the two recent fiscal periods, and understand that you have taken the dividends into account in computing EPS for your disclosure on page F-33. Please revise your Statements of Operations on page F-4 to report your stock dividends along with your measure of Net income (loss) attributable to common stockholders to adhere to the guidance in SAB Topic 6:B.

3. We note that you have amended the Certificate of Designation for the Series C Preferred shares to modify certain deemed liquidation events in response to prior comment three of our letter dated October 30, 2020, in an effort to support your classification of these shares, as well as the related dividends distributable, within permanent equity. However, there remain several provisions that appear to be inconsistent with your classification.

    We note your disclosure on page 55 indicating that if the Series C Preferred Shares were converted in full at the lowest possible conversion price, you would need to issue more than 51 billion shares of common stock. Given this potential scenario, and considering that your authorized shares after the recent increase are now just 250 million, it appears that you remain unable to fully control or effect share settlement.

    We see that you have inserted language under Section I.F.4, Mandatory Redemption, to state that you will not be required to redeem any shares for cash "*solely because*" you do not have a sufficient number of unissued shares, "*upon receipt of a Delivery Notice or upon a maturity conversion.*" However, you have cash redemption options in Section I.F.1 and 2 for the instruments, and Section I.G.1(b) for dividends and conversion premiums. We do not see language that indefinitely extends or suspends the maturity date or need for compliance, or that addresses other Deemed Liquidation Events. We also note that Section I.G.1, paragraphs (f) and (g) on Conversion, continue to state that your obligations are "absolute, unconditional and irrevocable" and require "immediate specific performance."

    We believe that your classification of the instrument should reflect your ability to perform in accordance with its terms, including those that establish the dates or periods of time for settlement to comply with FASB ASC 815-40-25-7, 25-9 and 25-10. We have the following observations that you should address if you continue to believe that classification outside of permanent equity is not required. Otherwise, please amend your filing to adhere to these requirements, including the initial and subsequent measurement

James Doris
Camber Energy, Inc.
March 15, 2021
Page 3

provisions in FASB ASC 480-10-S99-3A(12) and (14), and reposition the associated note disclosures under a heading for non-permanent equity.

- FASB ASC 815-40-25-3 and 25-18 indicate that where settlement alternatives have different economic values, the less economic alternative shall be disregarded in classifying the contract. As it appears that you would issue common shares at a discount to the market price on any conversion including dividends and conversion premiums, whereas the value of stock issued would exceed the corresponding cash settlement amount, also considering the incremental costs under Section I.G.1(e) for untimely satisfaction of a delivery notice, explain why you have not classified the contract in temporary equity based on cash settlement being the more economic alternative to comply with this guidance.

- We note that holders of the Series C Preferred Stock have voting rights under certain conditions, as indicated in Section I.B.2, such as during any period where dividends are in arrears, and when considering any proposal for the disposal of substantially all of your assets. Your disclosure on page 79 indicates that such holders own 9.99% of your common shares. Given the apparent ability that these holders would have to initiate consideration of and vote upon a proposal for the disposal of all or substantially all of your assets, which would be a Deemed Liquidation Event under Section I.D.2(e), and which would be subject to the Mandatory Redemption provisions of Section I.F.4, explain why you have not classified the contract within temporary equity based on this event not being solely within your control to comply with FASB ASC 480-10-S99-3A(5), considering the example in 3A(10).

- FASB ASC 815-40-25-10 sets forth the conditions that must be met for a contract to be classified as equity. In addition to the requirement for "*sufficient authorized and unissued shares*" in subparagraph (b), the contract must have "*an explicit share limit*" as indicated in subparagraph (c). An example of a contract that does not meet this criteria, i.e. where there is "*no cap on the maximum number of shares that could be potentially issuable,*" is provided in FASB ASC 480-10-S99-3A(6). Further guidance resides in FASB ASC 815-40-25-26 and 25-27. Given that you do not have an adequate number of shares, and there being no explicit share limit, explain why you have not classified the contract in temporary equity to comply with this guidance.

4. We note that you have disclosure on page 55 indicating that you would need to issue 77,243,823 shares of common stock to settle 2,951 shares of Series C Preferred Stock, if converted as of June 24, 2020, and an additional 77,062,223 shares of common stock to settle the dividend requirements of those securities, based on a dividend rate of 24.95%. However, you state that the maximum number of common shares that you may be required to issue to settle these instruments would be 51,539,396,600 based on the lowest possible conversion price. You indicate that the conversion price for the face amount would be $162.50 per share, while the conversion price for the dividends would be $0.6688 per share, although you explain that such prices may be greater than or less

than those that actually apply at the time of filing your report.

Please expand your disclosure within your financial statements to include comparable details, along with the cash settlement alternatives, and the aggregate fair value of the instruments that the holder would receive upon conversion, in excess of the amounts that you received, though using the actual conversion prices and other factually supportable inputs to the formulas that would apply at the balance sheet date, to comply with FASB ASC 505-10-50-3, 50-6 and 50-8. Provide us with your calculations of each amount referenced above, including the formulas and all inputs utilized with reference to the corresponding provisions in the Certificate of Designation.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact John Cannarella, Staff Accountant, at (202) 551-3337 or Karl Hiller, Branch Chief, at (202) 551-3686 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation